UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-11736

____________

A. (Full title of the Plan)

Ascena Retail Group, Inc. 401(k) Savings Plan

B. (Name of issuer of the securities held pursuant to the Plan) Ascena Retail Group, Inc. (Address of principal executive office) 30 Dunnigan Drive Suffern, NY 10901 845-369-4500

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of July 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the
Year Ended July 31, 2012	3

Notes to Financial Statements as of July 31, 2012 and 2011 and for the
Year Ended July 31, 2012	4-12

SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions
as of July 31, 2012	13

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
as of July 31, 2012	14

SIGNATURE	15

EXHIBIT INDEX:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of

Ascena Retail Group, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Ascena Retail Group, Inc. 401(k) Savings Plan (the “Plan”) as of July 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended July 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ascena Retail Group, Inc. 401(k) Savings Plan as of July 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended July 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and the schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the 2012 basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in our audit of the 2012 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2012 financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey

January 28, 2013

1

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2012 AND 2011

	2012	2011

ASSETS:
Participant directed investments at fair value:
Mutual funds	$99,637,209	$86,280,262
Common collective trust	15,370,768	15,291,378
Ascena Retail Group, Inc. Unitized stock fund	11,323,408	10,376,993

Total investments	126,331,385	111,948,633

Notes receivable from participants	4,577,565	3,894,891

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	130,908,950	115,843,524

Adjustment from fair value to contract value for fully benefit-responsive investment
contracts	(955,142)	(543,153)

NET ASSETS AVAILABLE FOR BENEFITS	$129,953,808	$115,300,371

See notes to financial statements.

2

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JULY 31, 2012

ADDITIONS:
Additions to assets attributed to:
Contributions:
Participant	$9,766,550
Employer	3,431,185
Participant rollovers	5,970,425

Total contributions	19,168,160

Investment income:
Net appreciation in fair value of investments	1,958,651
Dividend income	1,763,403

Total investment income	3,722,054

Interest income from notes receivable from participants	500,305

Total additions	23,390,519

DEDUCTIONS:
Deductions from assets attributed to:
Benefits paid to participants	8,629,596
Administrative expenses	107,486

Total deductions	8,737,082

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	14,653,437

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	115,300,371

End of year	$129,953,808

See notes to financial statements.

3

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2012 AND 2011 AND FOR THE YEAR ENDED JULY 31, 2012

1.	REORGANIZATION

On January 1, 2011, Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), completed its previously announced reorganization pursuant to the Agreement and Plan of Reorganization dated as of August 20, 2010 (the “Reorganization Agreement”), by and among Ascena, The Dress Barn, Inc., a Connecticut corporation (“dressbarn”), and DB Merger Corp., a Connecticut corporation (“MergerCo”). The Reorganization Agreement was approved and adopted by dressbarn’s shareholders at dressbarn’s annual meeting of shareholders, which was held on December 17, 2010.

The Reorganization Agreement provided for the merger (the “Merger”) of dressbarn with MergerCo, with dressbarn surviving the Merger as a wholly-owned subsidiary of Ascena, and the conversion of each share of common stock, par value $0.05 per share (“dressbarn Common Stock”), of dressbarn, issued and outstanding immediately prior to the effective time of the Merger, into one duly issued, fully paid and nonassessable share of common stock, par value $0.01 per share (“Ascena Common Stock”), of Ascena. In addition, each outstanding option to purchase or other right to acquire shares of dressbarn Common Stock was automatically converted into an option to purchase or right to acquire, upon the same terms and conditions, an identical number of shares of Ascena Common Stock. Pursuant to a Stock Distribution Agreement, immediately following the Merger, dressbarn distributed the stock of its subsidiaries, Maurices Incorporated, a Delaware corporation (“maurices”), and Tween Brands, Inc., a Delaware corporation, which operates the Justice brand (“Tween Brands”), to Ascena (the Merger and such distribution, collectively, the “Reorganization”). As a result of the Reorganization, Ascena now owns dressbarn, maurices and Tween Brands as sister subsidiaries.

Upon completion of the Reorganization, Ascena, a Delaware corporation, replaced dressbarn, a Connecticut corporation, as the publicly held corporation, and the holders of dressbarn Common Stock now hold the same number of shares and same ownership percentage of Ascena as they held of dressbarn immediately prior to the Reorganization. As of January 3, 2011, shares of Ascena Common Stock commenced trading on the NASDAQ Global Select Market under the symbol “ASNA”. The Reorganization did not have an impact on the Plan’s financial statements other than participants who previously held The Dress Barn, Inc. Unitized Portfolio shares now hold an equal amount of Ascena Retail Group, Inc. Unitized Stock Fund shares which commenced January 1, 2011.

2.	DESCRIPTION OF THE PLAN

The following description of Ascena Retail Group, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information of the Plan’s provisions.

General-The Plan is a defined contribution plan covering substantially all of the employees of Ascena Retail Group, Inc., and its participating affiliates (the “Company”) who have one year of service and have attained the age of 21. ING is the record keeper of the Plan and State Street Bank was appointed as the trustee of the Plan, effective as of August 1, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions-Each year, participants may elect to contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 before the end of the calendar year are eligible to make catch-up contributions to the Plan as of January 1st of that year. Each year, the Company may make a discretionary matching contribution to the Plan based on the quarterly compensation that a participant contributes to the Plan. The Company's discretionary matching contribution was 5% of the participant's compensation for each payroll period. During the year ended July 31, 2012, the Company's matching contributions totaled $3,431,185. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended July 31, 2012. Participants may also roll over amounts representing distributions from other qualified defined benefit and defined contribution plans.

4

Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants' allocation. The Plan currently offers sixteen mutual funds, a common collective trust, and The Ascena Retail Group, Inc. Unitized stock fund as investment options for participants.

Vesting-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.

Matching Contributions

Years of Service	Percent Vested

Less than 3	0%

3 or more	100%

Discretionary Profit Sharing Contributions

Years of Service	Percent Vested

1	20%

2	40%

3	60%

4	80%

5	100%

Notes receivable from participants-Participants may borrow from their fund accounts up to a maximum of $50,000 (reduced by the excess of the highest outstanding balance of loans over the last 12 months, over the outstanding balance of the loans on the date of the loan) or 50 percent of the present value of non-forfeitable accrued benefit of the participant, whichever is less. Loans must be at least $500. Generally, the term of the loan may not exceed five years. However, if the loan is for the purchase of a participant’s principal residence, the Plan administrator may permit a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is repaid ratably through payroll deductions.

Payment of Benefits-Upon termination of service due to death, disability, retirement or for other reasons, a participant or a beneficiary of the deceased may elect to receive a single lump-sum payment or partial withdraws of at least $500, equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts-At July 31, 2012 and 2011, forfeited nonvested accounts totaled $323,645 and $264,406, respectively. These accounts may be used to reduce future employer contributions, pursuant to the Plan document. For the year ended July 31, 2012, no amounts were used from forfeited nonvested amounts to reduce employer contributions.

5

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties-The Plan utilizes various investment instruments, including The Ascena Retail Group, Inc. Unitized stock fund, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Plan management also believes that, the global financial crisis and distress in the financial markets has resulted in extreme volatility in security prices, which may result in a decline in the Plan’s investment valuation. It is difficult to predict how long the current economic, capital and credit market conditions will continue and Plan management cannot estimate what impact they will have on the investment securities of the Plan.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The majority of the Plan's investments in mutual funds are valued based on quoted market prices. The Ascena Retail Group, Inc. Unitized stock fund is valued at unit values which are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554 is a common collective trust (“CCT”). The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, the fund manager considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security (Note 8). In accordance with GAAP, the statements of assets available for benefits present The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554, which invests primarily in benefit-responsive investment contracts, at fair value as well as an additional line showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is presented at contract basis. Contract value represents contributions made under the fund, plus earnings, less participant withdrawals. The fair value of the investments in the common/collective trust is determined by the fund’s trustee based on the fair value of the underlying securities within the fund, which represent the Net Asset Value (“NAV”) of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a reduction on net appreciation in fair value of investments.

Administrative Expenses-Certain administrative expenses are paid by the Plan or Plan sponsor as provided in the Plan document.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no amounts due to participants who elected to withdraw from the Plan as of July 31, 2012 and 2011.

During the year ended July 31, 2012 certain loans in the amount of $5,826 were distributed to participants for tax purposes in the form of deemed distributions. These amounts were included in benefits paid to participants on the statement of changes in assets available for benefits.

6

Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

4.	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends Accounting Standards Codification (“ASC”) 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the new guidance did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued an accounting standards update requiring that loans made by defined contribution pension plans to plan participants be accounted for as notes receivable from participants rather than as an investment. This update requires that participant loans be segregated from the plan investments and measured at their unpaid principal balance plus accrued but unpaid interest. It is effective retrospectively for periods ending after December 15, 2010. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

5.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value under GAAP, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820, the types of plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. There have been no changes in the methodologies used at July 31, 2012 and 2011.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

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Mutual Funds:

These investments are public investment securities valued using the NAV provided by State Street Bank. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Trust, SSgA S&P 500 Index Fund and The Ascena Retail Group, Inc. Unitized stock fund:

The fair value of the investments in common/collective trust is determined by the fund’s trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of shares held by the Plan at year end.

The investment in SSgA S&P 500 Index Fund is a public investment security valued using the NAV provided by State Street. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.

The investment in The Ascena Retail Group, Inc. Unitized stock fund is carried at fair value based primarily on the closing price of Ascena Retail Group, Inc. stock on NASDAQ. Investments in Ascena Retail Group, Inc. Unitized stock fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit values of Ascena Retail Group, Inc. Unitized stock fund were $17.10 and $15.12 on July 31, 2012 and 2011, respectively.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The table below segregates all financial assets as of July 31, 2012 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at July 31, 2012:

	Level 1	Level 2	Level 3	Total

Ascena Retail Group, Inc. Unitized stock fund		$11,323,408		$11,323,408
Mutual funds:
Target date funds	$16,658,451			16,658,451
Growth funds	14,185,531			14,185,531
Index fund		9,040,532		9,040,532
Bond fund	8,850,280			8,850,280
Small cap funds	1,239,851			1,239,851
Mid cap funds	21,531,414			21,531,414
Large cap funds	14,118,606			14,118,606
Other funds	14,012,544			14,012,544

Total mutual funds	90,596,677	9,040,532		99,637,209

Common/collective trust - The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554		15,370,768		15,370,768

Total assets at fair value	$90,596,677	$35,734,708	$--	$126,331,385

8

The table below segregates all financial assets as of July 31, 2011 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level with in the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at July 31, 2011:

	Level 1	Level 2	Level 3	Total

Ascena Retail Group, Inc. Unitized stock fund		$10,376,993		$10,376,993
Mutual funds:
Target date funds	$10,751,394			10,751,394
Growth funds	20,311,789			20,311,789
Index fund		6,228,480		6,228,480
Bond fund	7,792,481			7,792,481
Small cap funds	897,589			897,589
Mid cap funds	14,662,660			14,662,660
Large cap funds	14,273,024			14,273,024
Other funds	11,362,845			11,362,845

Total mutual funds	80,051,782	6,228,480		86,280,262

Common/collective trust - The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554		15,291,378		15,291,378

Total assets at fair value	$80,051,782	$31,896,851	$--	$111,948,633

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s investments with a reported NAV at July 31, 2012 and 2011:

	2012
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554	$15,370,768		Daily	60 Day

SSgA S&P 500 Index Fund	9,040,532		Daily	1 Day

Total	$24,411,300

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	2011
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554	$15,291,378		Daily	60 Day

SSgA S&P 500 Index Fund	6,228,480		Daily	1 Day

Total	$21,519,858

The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554:

The common collective trust, through its investment in the group annuity contract, simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and portfolio of financial instruments that are owned by the issuer, MetLife.

SSgA S&P 500 Index Fund:

The investment objective of the SSgA S&P 500 Index Fund is to approximate as closely as practicable, before expenses, the performance of the S&P 500 Index over the long-term, while providing participants the ability to purchase and redeem units on an “as of” basis.

6.	INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's assets available for benefits as of July 31, 2012 and 2011 are as follows:

	2012	2011

SSgA S&P 500 Index Fund, 746,165 and 559,612 shares, respectively	$9,040,532	$6,228,480
American Funds Bond Fund of America, 683,947 and 625,902 shares, respectively	8,850,280	7,792,481
American Funds Growth Fund of America, 222,990 and 215,274 shares, respectively	7,039,784	6,701,471
Columbia Acorn Fund Class Z, 284,867 and 341,272 shares, respectively	11,307,400	10,555,534
American Funds EuroPacific Growth Fund, 252,726 and 219,119 shares, respectively	9,366,031	9,137,268
T. Rowe Price Retirement Income R, 525,809 and 545,483 shares, respectively	7,145,746	7,314,927
T. Rowe Price Retirement Income 2040 R, 428,362 shares	7,637,689
The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554, 889,277 and 929,484 shares, respectively (1) Collective Investment Trust III for MetLife Group Annuity Contract No. 25554, 889,277 and 929,484 shares, respectively (1)	15,370,768	15,291,378
Goldman Sachs Mid Cap Value Fund, 173,475 shares		6,295,391
Ascena Retail Group, Inc. Unitized Stock Fund, 662,170 and 686,412 shares, respectively	11,323,408	10,376,993
Eaton Vance Large Cap Value A, 757,436 and 788,565 shares, respectively	14,118,606	14,273,024

(1) The investment in The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554 at contract value amounted to $14,415,626 and $14,748,225 as of July 31, 2012 and 2011, respectively.

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During the year ended July 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Ascena Retail Group, Inc. Unitized Stock Fund	$1,398,530
SSgA S&P 500 Index Fund	702,267
American Funds Bond Fund of America	325,908
Eaton Vance Large Cap Value A	403,656
American Funds Growth Fund of America	126,649
Goldman Sachs Mid Cap Value Fund	(11,092)
ING MidCap Opportunities Port S	(56,343)
Allianz NJF Small Cap Value Fund	(42,286)
Columbia Acorn Fund Class Z	(502,468)
American Funds EuroPacific Growth Fund	(1,024,777)
Columbia US Treasury Index Z	85,949
T. Rowe Price Retirement Income R	95,464
T. Rowe Price Retirement 2010 R	5,502
T. Rowe Price Retirement 2020 R	84,906
T. Rowe Price Retirement 2030 R	154,321
T. Rowe Price Retirement 2040 R	155,462
T. Rowe Price Retirement 2050 R	57,003
Net appreciation in fair value of investments	$1,958,651

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank, the trustee of the Plan and ING, the record keeper of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At July 31, 2012 and 2011, the Plan held 662,170 and 686,412 shares, respectively, of unitized stock of the Company, the sponsoring employer, with a cost basis of $11,326,371 and $6,497,381, respectively. During the year ended July 31, 2012, the Plan recorded no dividend income.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

8.	INVESTMENT IN THE Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554

The Plan includes an investment option to participants in a CCT. The CCT invests in a group annuity contract (“GAC”) which includes underlying assets that are held in a trust owned by MetLife. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The investment is stated at fair value as reported by MetLife and adjusted to contract value on the statement of assets available for benefits. The GAC‘s fair value equals the fluctuating value of the separate account of the assets backing the contract. The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the GAC’s guaranteed value to the GAC’s fair value.

The crediting interest rate was 2.75% and 3.01% at July 31, 2012 and 2011, respectively. The average yield was 5.94% and 4.25% for the years ended July 31, 2012 and 2011, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. MetLife will guarantee principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

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9.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

10.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by ING. ING received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

11.	RECONCILIATION TO FORM 5500

The following is a reconciliation of the assets available for benefits per the financial statements to Form 5500 as of July 31, 2012 and 2011:

	2012	2011
Statements of assets available for benefits:
Assets available for benefits per the financial statements	$129,953,808	$115,300,371
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	955,142	543,153
Assets available for benefits per Form 5500	$130,908,950	$115,843,524

The following is a reconciliation of the Plan’s net investment income reported per the financial statements to the investment income per Form 5500 for the year ended July 31, 2012:

2012
Statement of changes in assets available for benefits:
Net increase in net assets per the financial statements	$14,653,437
Change in adjustment from contract value to fair value
for fully benefit-responsive investment contracts	411,989
Net investment income per Form 5500	$15,065,426

12.	DELINQUENT PARTICIPANT CONTRIBUTIONS:

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Part IV, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended July 31, 2012. The delinquent participant contributions were fully corrected in December 2012 outside the Voluntary Fiduciary Correction Program (“VFCP”) in accordance with VFCP guidelines.

** * * * *

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ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN EIN # 30-0641353
PLAN NO: 002
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(Schedule H, Part IV, Line 4a)
AS OF JULY 31, 2012

Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (“VFCP”) and Prohibited Transaction Exemption 2002-51
$ 1,923	--	--	$ 1,923	--	--

See Report of Independent Registered Public Accounting Firm.

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ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN EIN # 30-0641353
PLAN NO: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JULY 31, 2012

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
(a)

* Ascena Retail Group, Inc. Unitized Stock Fund	Unitized Stock		$11,323,408
The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554	Common/Collective Trust		15,370,768
* SSgA S&P 500 Index Fund	Mutual Fund		9,040,532
American Funds Bond Fund of America	Mutual Fund		8,850,280
Eaton Vance Large Cap Value A	Mutual Fund		14,118,606
American Funds Growth Fund of America	Mutual Fund		7,039,784
Goldman Sachs Mid Cap Value Fund	Mutual Fund		6,059,410
* ING MidCap Opportunities Port S	Mutual Fund		4,164,605
Allianz NJF Small Cap Value Fund	Mutual Fund		1,239,851
Columbia Acorn Fund Class Z	Mutual Fund		11,307,400
American Funds EuroPacific Growth Fund	Mutual Fund		9,366,031
Columbia US Treasury Index Z	Mutual Fund		4,646,513
T. Rowe Price Retirement Income R	Mutual Fund		7,145,746
T. Rowe Price Retirement 2010 R	Mutual Fund		407,252
T. Rowe Price Retirement 2020 R	Mutual Fund		3,539,449
T. Rowe Price Retirement 2030 R	Mutual Fund		4,744,057
T. Rowe Price Retirement 2040 R	Mutual Fund		7,637,689
T. Rowe Price Retirement 2050 R	Mutual Fund		330,004
* Notes receivable from participants	Interest rates ranging from 4.25% to 12% with maturity dates from periods after July 31, 2012 to November 9, 2035.		4,577,565
			$130,908,950

See Report of Independent Registered Public Accounting Firm.

*Party-in-interest
**Cost basis is not required for participant directed investments and therefore is not included.
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ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascena Retail Group, Inc. 401(k) Savings Plan

(Name of the Plan)

/S/ Jay Levine

Jay Levine

Senior Vice President, Chief Accounting Officer and Member of the Plan Committee

Ascena Retail Group, Inc.

January 28, 2013

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